October 14, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4561
Washington, D.C. 20549
Attn: Robert F. Telewicz, Jr., Senior Staff Accountant

Re:    NorthStar Realty Finance Corp.
Form 10-K for Fiscal Year Ended December 31, 2013

Dear Mr. Telewicz:
Set forth below is the response of NorthStar Realty Finance Corp. (together with its subsidiaries, the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated October 10, 2014 (the “Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) filed on February 28, 2014.
For convenience of reference, the Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Letter and is followed by the corresponding response of the Company. Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s Exchange Act periodic filings.

Form 10-K for fiscal year ended December 31, 2013
Financial Statements
Notes to Consolidated Financial Statements
Note 3. Variable Interest entities, page 132
Comment No. 1
We have considered your response to our prior comment 4. Please address the following related to your VIE analysis of the deconsolidated CDOs:

•
Please provide us with a more detailed analysis of how you determined the collateral manager has a variable interest in the deconsolidated CDOs. Your response should provide a more robust discussion of how you concluded the collateral management fee is subordinate to other operating liabilities that arise in the normal course of the CDOs’ activities. Please cite any relevant sections of the collateral management agreement in your response.

•	Please tell us whether the company has the right to remove the third party collateral manager.

•	Please provide us with your analysis supporting your conclusion that you are no longer the primary beneficiary of the CDOs.

Response to Comment No. 1
The Company advises the Staff that it supplemented its response related to the VIE analysis of the deconsolidated loan CDOs below, with the updated response organized based on each bullet point of the Staff’s comment.

Bullet No. 1

The Company advises the Staff that as noted in its response letter dated September 26, 2014, it evaluated the six criteria cited in ASC 810-10-55-37 and determined that the fees paid to the third party collateral manager did not meet the criteria in such guidance. Therefore, it concluded that such fees paid to the third party collateral manager represented a variable interest in the deconsolidated loan CDOs and that the third party collateral manager was functioning as a principal rather than as an agent.

The Company determined that substantially all of the fees payable to the third party collateral manager are not at or above the same level of seniority as other operating liabilities of the VIE that arise in the ordinary course of the VIE’s activities, and therefore, the condition in ASC 810-10-55-37(b) was not met. The collateral manager earns two types of fees: senior and subordinate collateral management fees. Both fees are calculated as a percentage of the loan pool and decline over time as the loan pool pays down. The senior fee is associated with the duties of the collateral manager while the subordinate collateral management fee is more akin to an equity interest/kicker because if collateral manager does not perform its collateral management duties, the subordinate fee does not get paid in the waterfall. The third party collateral manager receives an annual fee comprised of a percentage of both the senior and subordinate fee for the services it is performing as collateral manager delegate, representing 10% of the senior fee and 23% of the subordinate fee. The senior fee which is the most senior in the waterfall does not represent substantially all of the fees to be earned. A more significant portion of the fees paid to the third party collateral manager is a subordinate collateral manager fee that is at risk if the third party collateral manager does not perform its collateral management duties.

Both the senior and subordinate fees are generated from the proceeds of the CDO’s underlying assets and are paid according to the priority of payments set forth in the respective Indenture for each CDO. The interest and principal proceeds flow top to bottom down the structure’s “waterfall” as described in Section 11.1 of each CDO’s respective Indenture. The senior fees are truly senior and would be payable, even in the event of the CDO’s liquidation. The subordinate fees, however, are junior to all of the debt tranches and are, as such, conditioned upon all tranches receiving their scheduled interest and principal payments and coverage tests being met, before they are paid as described in more detail below. In the event the CDO was to be liquidated following an event of default, it is unlikely that the collateral manager would receive any subordinate fee.

The Company advises the Staff that the relevant sections of the respective agreements for the deconsolidated loan CDOs (N-Star CDOs IV, VI and VIII, CSE CDO and CapLease CDO) generally contain similar language. There are many ways that cash flow from the transactions are distributed, which are set forth below, and in all cases, the payment of the subordinate management fee, as defined, is subordinate to payment of amounts due to the secured noteholders:

•
Distribution of Interest Proceeds.   Interest proceeds represent interest payments on the underlying loans.  The collateral manager may receive payment of its subordinate management fee from interest proceeds before the secured notes are repaid in full, but no subordinate management fee is paid to the collateral manager until: (i) all interest currently due to the secured noteholders is paid in full; (ii) all deferred interest, and interest on deferred interest, with respect to the PIKable classes are paid; and (iii) all coverage tests are satisfied.  If the coverage test is not satisfied, interest proceeds are paid to reduce the principal outstanding on the secured notes (from most senior to least senior) until the coverage tests are satisfied (reduction of the principal amount of the secured notes improves the results of the coverage tests).

The interest proceeds waterfall for each respective CDO is contained in Section 11.1 of the respective Indenture.

•
Distribution of Principal Proceeds.  Principal proceeds represent principal payments on the loans.  The collateral manager does not receive any payment of its subordinate management fee from principal proceeds until the secured notes are repaid in full.  Principal payments from the secured notes were reinvested in loans during the reinvestment period, and after the reinvestment period (which is currently the case), after payment of any expenses and interest on the notes not paid from interest proceeds, principal proceeds are applied to reduce the outstanding principal of the secured notes in order of their seniority.

The principal proceeds waterfall for each respective CDO is contained in Section 11.1 of the respective Indenture.

•
Distribution of Liquidation Proceeds.  The N-Star CDOs have a liquidation waterfall.  Liquidation proceeds are proceeds from the liquidation of loans in the event that they are liquidated following an event of default.  The collateral manager does not receive any payment of its subordinate management fee until the principal and interest on the secured notes are repaid in full.   In the CSE CDO and CapLease CDO, the principal waterfall is used in a liquidation scenario.

The liquidation proceeds waterfall for the N-Star CDOs is contained in Section 11.1 of the respective Indenture and addressed in the distribution of principal proceeds for CSE CDO and CapLease CDO, as described above.
Based on the preceding analysis, the Company determined that the fees paid to the third party collateral manager were not substantially all of the fees at or above the same level of seniority as operating liabilities in terms of priority of the third party collateral manager’s claim on the VIE’s assets after the fee is calculated and payable. Accordingly, the fees paid to the third party collateral manager do not meet all the applicable criteria, and therefore, the third party collateral manager has a variable interest in the deconsolidated loan CDOs and is functioning as a principal.
Bullet No. 2
The Company advises the Staff that the third party collateral manager was granted full authority to make collateral manager decisions under a delegation agreement as the collateral manager's delegate and any such decision is required to be executed by the third party collateral manager and is binding on the related CDO. The term is five years, with automatic one year renewals. The initial term represents a substantial amount of the expected weighted average life of the deconsolidated loan CDOs which is approximately six to seven years.
The Company may remove the third party collateral manager only for cause, and the agreement states that if removed for cause, the third party collateral manager will remain in place until a substitute delegate with substantially the same or better expertise replaces the third party collateral manager. Therefore, even if the third party collateral manager is removed for cause, at no point will control return to the Company. In addition, the third party collateral manager would also be terminated for cause if the Company were to be removed for cause as collateral manager.
Furthermore, the Company has a cleanup call right with the third party collateral manager and has the ability to exercise such call when the aggregate outstanding loan balance represents 10% or less of the aggregate of the outstanding original loan balance. Because the underlying loans in the deconsolidated loan CDOs are expected to runoff substantially over the next few years, the Company determined that 10% is the level at which the cost of managing such loans would be burdensome. The Company expects that there would not be any substantive collateral decisions to be made after a cleanup call is exercised.
Based on the preceding analysis, the Company determined that it does not have the ability to remove the third party collateral manager without cause.

Bullet No. 3
The Company advises the Staff that it determined that the delegation of the Company’s collateral management power in the CDOs to the third party collateral manager was a VIE and primary beneficiary reconsideration event which resulted in the Company no longer having the power over the activities that most significantly impact the economic performance of the VIE. Therefore, because the Company is no longer the primary beneficiary of the CDO, the Company no longer consolidates the CDOs.
The Company determined that given the nature of the deconsolidated loan CDOs, the power over the activities that most significantly impact the economic performance of the VIE is weighed more towards the role of the collateral manager. All of the deconsolidated loan CDOs are currently past their respective reinvestment period and the collateral manager’s role includes the ability to name an asset as defaulted or credit risk, sell certain distressed assets and to make amendments to loan agreements. As the Company delegated its collateral management rights which is the decision making that most significantly impacts the economic outcome of the CDOs, it determined that it no longer was the primary beneficiary of the deconsolidated CDOs.
In addition, the Company determined that the arrangement did not constitute a de facto agency relationship in accordance with ASC 810-10-25-43 summarized as follows:

a.	A party that cannot finance its operations without subordinated financial support from the reporting entity, for example, another VIE of which the reporting entity is the primary beneficiary.

The Company determined that the third party collateral manager was not financially dependent on the Company.

b.	A party that received its interests as a contribution or a loan from the reporting entity.

The Company determined that this provision was not met because the transaction was entered into based on market terms for services to be provided and is not indicative of a contribution or a loan from the Company.

c.	An officer, employee, or member of the governing board of the reporting entity.

The Company determined that the third party collateral manager is not an officer of the Company and does not hold any other position in the Company.

d.
A party that has an agreement that it cannot sell, transfer, or encumber its interests in the VIE without the prior approval of the reporting entity. The right of prior approval creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a VIE through the sale, transfer, or encumbrance of those interests. However, a de facto agency relationship does not exist if both the reporting entity and the party have right of prior approval and the rights are based on mutually agreed terms by willing, independent parties.

The Company determined that the third party collateral manager can assign or otherwise transfer any of its rights without requiring any consent from the Company.

e.	A party that has a close business relationship like the relationship between a professional service provider and one of its significant clients.

The Company determined that the third party collateral manager does not have a close business relationship with it. The third party collateral manager is a sophisticated third party real estate investor and the Company is not a significant client of the third party collateral manager.

Based on the preceding analysis, the Company determined that it was no longer the primary beneficiary of the CDOs and the third party collateral manager was not acting as a de facto agent of the Company. Accordingly, the Company deconsolidated all of its loan CDOs in calendar year 2013.
* * *
If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer at (212) 547-2675.
Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc:	Peter McPhun, Staff Accountant, Securities and Exchange Commission
Albert Tylis, NorthStar Realty Finance Corp.
Ronald Lieberman, NorthStar Realty Finance Corp.
Frank Raffaele, Grant Thornton LLP